Exhibit 99.1

ASX Announcement 21 June 2023

AHI Signs Letter of Intent with UAE-based E-Script
medicine management company Pharmak Direct

Highlights

●	Pharmak have a prominent stake in the e-script market throughout the MENA region.

●	AHI enters first partnership in the Middle East

●	AHI Technology to be embedded in the e-script process allowing patient screening.

●	Following integration, it has been agreed that AHI will receive 1.6% of the e-script value on e-script partners using AHI’s e-screening.

●	AHI and Pharmak enter a first-of-its-kind e-script and mobile screening point-of-sale offering.

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or “the Company”) is pleased to inform shareholders that the company has signed a Letter of Intention (LOI) with UAE-Based e-script medicine management company Pharmak Pharmacy LLC (Pharmak Direct).

Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home delivery prescription solutions for Health Insurance policy holders. The company offers a comprehensive platform that enables payers, doctors, and patients to seamlessly manage prescription compliance, delivery and adherence electronically, enhancing the overall healthcare experience.

Pharmak represents a transformative shift in the prescription landscape with its e-script dispensing and packaging system (ESPS), enabling the company’s unique 3-minute e-script-to-packaged capability. By leveraging technology to digitise and streamline the end-to-end prescription process, Pharmak Direct enhances efficiency, accuracy, and patient safety, ultimately improving the overall healthcare experience.

Under the terms of the LOI, with the assistance of AHI, Pharmak will integrate the AHI Biometric Health Assessment (BHA), enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions within the Pharmak Direct ESPS. Once integrated, Pharmak is committed to delivering the e-script and screening solution to all current and future Pharmak partners. This is intended to seamlessly provide health data directly into the Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status. The parties are targeting January 2024 as the initial launch of the combined solution and until such time AHI does not expect to see any revenue. Pharmak expects to achieve a minimum e-script order volume in 2024 of 100,000 e-scripts per month in the UAE and a further 100,000 e-scripts per month in Saudi Arabia.

Pharmak partners who utilise the transformative e-script screening solution will experience the remarkable advantages of enriched patient data, made possible through the integration of AHI technology. The AHI capability is seamlessly incorporated within the comprehensive e-script package at no additional cost to the Pharmak valued partners. Upon completing the integration process, it has been agreed that AHI will receive 1.6% of the gross e-script value. This mutually beneficial arrangement ensures that Pharmak partners can harness the power of advanced patient data while fostering a sustainable ecosystem of innovation and collaboration.

AHI and Pharmak have agreed to enter into a definitive Master Services Agreement to set out the full terms and conditions of the partnership contemplated in the LOI within the next 90 days. The LOI will automatically terminate if a Master Services Agreement has not been executed or mutually extended by this time.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 21 June 2023

The average e-script value in the UAE is AED550.00 (USD$150.00); in Saudi, the average e-script value is SAR350.00 (USD$93.40). By including the AHI screening in the e-script cost, AHI is not exposed to the utilisation risk within the process.

To further enhance the process, AHI intends to work with Pharmak *to develop a medication management system within the AHI platform, which will deliver deeper value, partner retention and revenue to the partnership.

The partnership comes at a time when the MENA region is extremely vocal regarding its intention to invest heavily in the digitisation of healthcare and population screening. In Saudi alone, the Kingdom has allocated USD$50.3 billion to healthcare and social development1. Much of this budget is directed toward digital health initiatives to enhance accessibility, efficiency, and transparency within the healthcare system.

Over the past few years, the e-script industry has experienced significant developments, highlighted by notable acquisitions such as Cigna’s acquisition of Express Scripts for a staggering USD$54 billion2 and Wesfarmers’ recent acquisition of IntantScripts for $135 million3 after just 5 years of operations. Amidst this dynamic landscape, Pharmak stands out with its pioneering approach to e-script management, showcasing its innovative capabilities in the industry. Moreover, Pharmak is taking innovation to new heights through the integration of AHI technology, forging a ground-breaking system that combines screening, e-script, and health management like never before.

Among these initiatives was creating a unified national electronic health record system, which acts as a comprehensive database to ensure patient data is accessible to medical professionals nationwide, enabling seamless cooperation and swift decision-making.

Further investment in telemedicine platforms is prioritised, ensuring healthcare access even in remote areas.

Under Vision 2030, the Saudi government has also been working toward privatising the healthcare industry, focusing on 290 government hospitals and 2,300 primary health centres in the Kingdom4.

The partnership with Pharmak embraces the Vision 2030 statement and goals. AHI’s BHA delivers 61 outputs, with 41 biometrics such as but not limited to blood pressure, heart rate, glucose levels, or oxygen saturation levels, across 5 health categories so patients can better understand their well-being and proactively address any concerns. The phenotypical data derived from the AHI BHA is unparalleled in the market at this time. AHI’s ability to provide Ubiquitous health assessment will be taken to a new level when combined with the Pharmak medication delivery, compliance, and adherence capabilities.

Leo Doyle, Founder and CEO of Pharmak Direct, said:

“At Pharmak, our commitment to innovation and improving patient care remains unwavering. We are proud to provide healthcare organisations, professionals and patients with sophisticated solutions that revolutionise the management of pharmaceuticals, and health management, supporting better decision-making, preventive care, and early intervention. Together, we are shaping the future of healthcare by leveraging advanced technology to create a more personalised, efficient, and patient-centric approach.

With this ground-breaking integration, we are driving a paradigm shift in medication management, fostering a collaborative environment where patients actively participate in their own well-being. By offering patients greater control over their health through convenient access to their biometric data, we empower them to make informed decisions and take proactive steps towards achieving optimal health.

[1]	https://www.arabnews.com/node/2311421/business-economy
[2]	https://www.reuters.com/article/us-express-scripts-m-a-cigna-idUSKCN1OJ2AO

[3]	https://www.businessnewsaustralia.com/articles/wesfarmers--api-acquires-telehealth-giant-instantscripts -for--135m--bailador-technology-bags--52m.html

[4]	https://www.arabnews.com/node/2311421/business-economy

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 21 June 2023

Vlado Bosanac, Head of Strategy at AHI, said:

“We are thrilled to announce the integration of our cutting-edge scanning technology with the Pharmak Direct e-script procurement system, marking a significant milestone in the evolution of our comprehensive health management ecosystem. The integration will empower healthcare providers with real-time access to biometric data, revolutionising their decision-making process and enabling them to deliver personalised and precise medical advice, medication adjustments, and tailored lifestyle recommendations that cater to the unique health needs of each patient.

Incorporating biometric health screenings (BHA) within the Pharmak Direct e-script system heralds a new era in delivering preventive care and early detection of potential health issues. By diligently monitoring their biometric data on a regular basis, patients gain the ability to identify trends and deviations from their established baselines. This early recognition facilitates prompt interventions and timely medical treatments when necessary, mitigating risks and improving patient outcomes.

About Pharmak Direct

Pharmak Direct is a user-friendly interface designed to simplify the prescription packing and delivery workflow. Doctors submit electronic prescriptions directly to the Health Authority Pharmacy Benefit Management (PBM) portal after consultation with the patient, the patient then sends the e-script number directly to Pharmak Direct, eliminating the need for paper-based prescriptions and reducing the risk of errors. This streamlined process saves time and enhances patient safety by minimising the possibility of misinterpretation or lost prescriptions.

Furthermore, Pharmak Direct has been selected as the partner of choice by Health insurers that provide healthcare cover for government health agencies both in the United Arab Emirates and Saudi Arabia, allowing them to receive e-scripts, process orders, and dispense medication to patients efficiently. Pharmak receives all script details digitally, ensuring accurate dispensing and reducing the chance of medication errors. This digital integration fosters better collaboration between healthcare providers, improving patient care, adherence to medication consumption plans, and retention.

Pharmak Direct’s impact extends beyond the prescription process itself. The platform offers features such as medication reminders, drug interaction alerts, and digital health records, empowering patients to manage their health actively. Patients can stay informed and compliant with their treatment plans with convenient access to their prescription history and medication information.

The Board of Advanced Health Intelligence Limited has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 21 June 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit:  www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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